

2009 Annual Report

Dynatronics



Dynatronics Corporation 2009 Annual Report

2009 Letter to Shareholders

A great educator and religious leader, Neal A. Maxwell, once said, "It is direction first, then velocity." Two years ago we set our direction by vertically integrating – acquiring six of our best dealers. We believed then and continue to believe now that these acquisitions were foundational to protecting our channels of distribution. The first year after the acquisitions, we incurred almost a $10,000,000 pre-tax loss. As we close out the second year, we are pleased to report a moderate pre-tax profit of approximately $185,000. That is what I call velocity!

More impressive yet is the fact we have increased our velocity in a positive direction in the face of a very stiff general economic headwind that has blown even large, legacy companies off the corporate map. Our improved velocity has been recognized in the increasing price of our stock. After reaching lows of $.20 per share, we have seen our stock more than triple in value to $.60 - $.70 per share. The performance velocity is best seen in the cumulative pre-tax profits of the past three quarters – rising to $376,000, with almost $250,000 in after-tax profits. While we are not satisfied with this, taken in perspective it proves that velocity and momentum toward stronger profitability are building.

Some of the factors contributing to our improved momentum and profitability over the past three fiscal quarters are:

- The introduction of our first consolidated catalog since the acquisitions.
- The implementation of an approximate 5 percent price increase midway through the fiscal year – the first time we have ever increased the price of our manufactured capital equipment products.
- The addition of new sales representatives and dealers to broaden coverage.
- A drastic restructuring, driven in part by working with a consulting firm, Vici Capital, that helped identify over $2,000,000 in economic benefits that could be achieved from certain restructuring steps. That restructuring is ongoing and will require most of fiscal year 2010 to realize the full economic benefit.
- An agreement by top management to take a 5 percent reduction in pay without similar requirements placed on other employees.
- The surrender by executives of significant retirement benefits to provide an important injection of capital (from forfeited accumulated retirement funds) for funding growth and to reduce expense burden.
- The introduction of a new product, V-Force, in the last month of the fiscal year.

As typically happens in recessionary times, demand for capital equipment has softened. Fortunately, this has been offset by double digit increases in sales of catalog and supply items this year. That growth was made possible by the strategy we implemented two years ago to protect our channels of distribution while expanding our supply and catalog business. We believe that as the economy starts to recover, pent-up demand for capital goods will begin to manifest. The acceleration in sales of these higher margin products, along with continued growth in catalog and supply products, is expected to help bolster sales and profits in the coming year.

To appreciate fully the opportunities before us, it is important to understand the dynamics of the main market we serve: physical medicine and rehabilitation. Our decision two years ago to vertically integrate has allowed us to improve market share in the most difficult of economic times and to emerge as one of only two companies in our industry with a direct sales force marketing a broad line of proprietary and non-proprietary products.

In the past six months, a venerable competitor, Chattanooga Group, was reorganized by its parent company, DJO, Inc. After coping with FDA recalls of its electrotherapy products, DJO made the decision to close down Chattanooga's main facility, lay off hundreds of employees, and absorb manufacturing, R&D and sales support functions into other existing DJO operations. While its Chattanooga product lines will remain, the transition will undoubtedly be challenging for that company, but will present opportunities for Dynatronics. We understand that DJO plans to distribute their Chattanooga products through Patterson Medical (Sammons Preston), other catalog companies, and independent dealers instead of a direct sales force.

At the same time, DJO also made the decision to sell its Empi catalog division to Patterson Medical. This decision eliminated the only direct equipment and supplies sales force DJO had in this market. It also eliminated another competitor for Dynatronics and Patterson Medical, further narrowing the channels of distribution within our market.

As a result of these changes, Dynatronics has emerged as the only competitor to Patterson Medical that has a significant direct sales force marketing a broad array of proprietary and non-proprietary products. As a manufacturer and distributor, we are well placed to be competitive in quality, price and service. We have become an important channel of distribution for other manufacturers who do not have their own distribution systems.

While changes have been occurring with large players in our market, the network of independent dealers has been dwindling. Either they are being acquired, going out of business due to competitive pressures or becoming direct sales representatives instead of dealers.

We believe we have the most experienced and knowledgeable sales force in the field. Our sales professionals understand supplies, while focusing on capital equipment. We now have 50 direct sales representatives covering 34 states. This stable of thoroughbred sales representatives continues to grow as options within our market become more limited. In areas where we do not have direct sales representatives we rely on independent dealers, thus giving us broad coast-to-coast coverage.

As we move into the new fiscal year, we are confident of our strategy and energized by the opportunities that lie before us. We have engaged for the first time in bidding on Group Purchasing Organizations (GPOs) contracts. GPOs represent thousands of customers whose business we were not able to solicit before we increased our product offering. Again, Dynatronics is one of only two companies with a broad enough product line and direct sales coverage to competitively bid on these contracts. The GPOs, as well as other national and regional contracts, represent an exciting potential for growth in the coming years.

To facilitate that growth, we are launching our first e-commerce solution. Our e-commerce site will better facilitate customer needs and serve as an effective tool for our sales force. Importantly, it will also significantly reduce transaction costs. We expect to launch the site before the end of calendar year 2009.

We have not forgotten our roots of innovation. We will continue to aggressively market our new V-Force vibration therapy device. We are confident it will add significantly to sales and profits in 2010. The V-Force will be followed by additional new and exciting products that are now on the drawing board and estimated for release in the summer of 2010.

We have been working on setting our direction first, then accelerating our velocity. It has taken two years to firmly establish our direction and to begin dialing up the speed of our forward movement. With the distribution in our industry narrowing and propelling us into the position of one of two major sales organizations in our field, we anticipate further acceleration of our performance velocity. Other initiatives described above are expected to speed up our progress even further. These include the continuing restructuring and associated cost savings initiated by the project with Vici Capital, the effort to broaden our sales force through recruitment of sales representatives and dealers, the addition of our e-commerce solution, the introduction of new and innovative products, and the potential of new business through GPO contracts. When the general economy begins to improve and becomes a tailwind rather than a headwind, we are positioned to break through at new speeds on the strength of the strategy we implemented two years ago.

Ultimately, our goal is to protect the value of your investment in our future. We believe the long-term perspective is particularly optimistic. Unfortunately, the Company received a letter from Nasdaq stating that the Company has not complied with the $1.00 minimum bid rule and faces delisting from Nasdaq. Nasdaq provides the Company an opportunity to appeal this determination by requesting a hearing. The hearing panel is authorized to grant up to 180 additional calendar days to regain compliance, if the panel deems it appropriate. We intend to request a hearing, to evaluate all our options, and to do all we can to maintain our current listing. Nevertheless, we believe our performance will ultimately drive our stock price. With our increasing performance velocity moving us in the right direction, it is only a matter of time before the stock value reflects that progress. We are committed to creating that value.

Sincerely,

Kelvyn H. Cullimore, Jr.
Chairman, President and CEO



Dynatronics - Manufacturer and Significant Distributor

Vertical Integration Is Key

Two years ago Dynatronics' competing manufacturers began purchasing and consolidating dealerships in key markets across the country, cutting prices, and attempting to leave our company and its dealers no avenue to successfully compete and distribute products. The situation required bold and immediate action to stop this wave of business acquisitions and to protect our distribution markets. We decided to become a vertically integrated company.



Moving quickly and decisively, we acquired six of our top distributors in June and July 2007. Subsequent to these acquisitions, we created a nationwide sales force of 50 direct sales representatives and solidified our core of national dealers. Today our national presence is greater than ever. Dynatronics has emerged as one of only two companies with direct, nationwide distribution in our market.


2009 - 2010
Rehabilitation Products
CATALOG
Dynatronics
September - October 2009
DynaDEALS
Exclusively for Preferred
DynaClub Members

A Comprehensive Product Offering

Our plan for vertical integration continued to build as we expanded our product offering, adding thousands of new distributed products. Dynatronics' new catalog contains over 12,000 items, transforming the company into both a manufacturer and a significant distributor of therapeutic medical devices and supplies.

DynaClub

The development and implementation of Dynatronics' new DynaClub HyperMarketing Program is just one more piece (albeit a very important one) of an overall effort to transform our company into a high-powered, highly efficient distribution business. The DynaClub program is a discount program designed to reach out to all purchasing levels with discounts up to 45percent on hundreds of frequently ordered items, while offering additional discounts to volume buyers. Supported by a national advertising campaign, we expect to generate over 100,000 "exposures" per month for the DynaClub program.

New E-Commerce Website

Today's practitioners expect fast, convenient ordering of high-quality products with excellent customer service. In survey after survey, consumers have indicated that speed and convenience are more important than price. We are prepared to satisfy all of these expectations with the December 2009 launch of Dynatronics' new e-commerce Web site. Not only is this site an indispensable tool for clinics, it is a money-saving tool for our company, reducing transaction and order-entry costs.


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GPO Contracts

Our progressive expansion effort also includes advancement into the large distribution networks of Group Purchasing Organizations (GPOs) associated with major HMOs and hospitals nationwide. For the first time, our national direct sales force and broad product offering will begin serving as a springboard to directly reach these large purchasers of medical equipment and supplies.

VForce by Dynatronics

Dynatronics continues to be a leader in innovative new products. This year, we introduced V-force, a whole-body vibration device originally designed by Russian scientists for the prevention and rehabilitation of muscle and bone loss in space. Continued research has revealed even broader ranges of therapeutic application for this progressive new therapy, including relieving pain, improving balance and proprioception, strengthening muscle, increasing flexibility, relaxing muscle spasms and enhancing range of motion. Vibration therapy's multiple applications provide distribution opportunities to increase Dynatronics' capital sales and bottom line profits in the fields of physical therapy, geriatric care, athletic training, and other key service areas.



Unsupported Calf Raise



Low Back Pain

EMG Testing Confirms - Efficacy of Vibration





Hamstring

Squat - No Vibration	20.66µV
Squat with Vibration	1,754.63µV

EMG readings (microvolts) reflect the mean over a 30 second period at 30Hz. Static squat at 70° of knee flexion.



Quadriceps/Hip Stretch

V-force™ by Dynatronics

Board Members



Kelvyn H. Cullimore Jr.
Chairman, President and CEO



Larry K. Beardall
Executive Vice President of Sales and Marketing



Joseph H. Barton
Director



Howard L. Edwards
Director



Val J. Christensen
Director

Management Team

Kelvyn H. Cullimore Jr.
Chairman, President and CEO

Larry K. Beardall
Executive Vice President of Sales and Marketing

Kelvyn H. Cullimore
National Sales Manager - Aesthetics

Douglas G. Sampson
Vice President of Production and R&D

Terry M. Atkinson, CPA
Chief Financial Officer

Robert J. [Bob] Cardon
Vice President of Administration Secretary / Treasurer

Christopher B. Clarkson
General Manager - Tennessee Operation

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as filed in the Company's Annual Report on Form 10-K dated September 28, 2009)

Overview

Our principal business is the design, manufacture, marketing, distribution and sales of physical medicine products and aesthetic products. We manufacture and distribute a broad line of medical equipment including therapy devices, medical supplies and soft goods, treatment tables and rehabilitation equipment. Our line of aesthetic equipment includes aesthetic massage and microdermabrasion devices, as well as skin care products. Our products are sold to and used primarily by physical therapists, chiropractors, sports medicine practitioners, podiatrists, plastic surgeons, dermatologists, aestheticians and other aesthetic services providers. We operate on a fiscal year ending June 30. For example, reference to fiscal year 2009 refers to the year ended June 30, 2009.

Recent Developments

In fiscal year 2009, we introduced a new 2009–2010 product catalog to our customers. With thousands of new products added to the new catalog as a result of our acquisition of distributors in 2007, we have experienced a significant increase in medical supply sales which we attribute to the catalog. The acquisition of six of our top distributors allowed us to greatly expand our product offering. The new catalog contains over 400 pages of products – more than double our previous catalog offerings.

We introduced the new V-Force vibration therapy device to the market in the fourth fiscal quarter of fiscal year 2009. This new unit employs powerful, whole-body vibration technology, which provides neuromuscular training to increase strength, improve balance and enhance flexibility. Whole-body vibration therapy has been the subject of extensive research for many years with numerous clinical studies demonstrating its effectiveness in the areas of balance/fall prevention, circulation, knee rehabilitation, low back pain, range of motion and a host of other neuromuscular conditions.

We also expanded our direct sales team from 36 sales representatives in fiscal year 2008 to 50 sales representatives by September 2009. Our expanded sales force now consists of 27 direct sales employees and 23 independent sales representatives, helping extend our reach and grow market share. We expect to continue to recruit experienced sales representatives and dealers as our industry experiences an ongoing period of consolidation. In addition, we intend to recruit additional independent distributors and seasoned direct sales representatives in geographical areas where distribution has been lost or diminished due to the consolidation activities in our industry.

During fiscal year 2009, we undertook an aggressive internal campaign to improve operating efficiencies. With the help of Vici Capital Partners, we identified a number of opportunities to improve cash flows and operational efficiencies, as well as to strengthen margins and reduce manufacturing and other costs. These changes were specifically targeted at lowering transaction costs, obtaining better pricing and terms from vendors and service providers, streamlining customer service and production processes, and improving our sales support functions. Implementation of all ideas generated through this campaign is projected to yield net economic benefits of approximately $2,000,000 annually by the end of fiscal year 2010.

How We Assess the Performance of Our Business

We consider a variety of performance and financial measures in assessing the performance of our business. The key measures for determining how our business is performing are net sales, gross profit margin and selling, general and administrative expense.

Net Sales

Net sales constitute gross sales net of any returns and sales discounts.

Gross Profit

Gross profit is equal to our net sales minus our cost of goods sold. Gross margin measures gross profit as a percentage of our net sales. Cost of goods sold for manufactured products includes direct material and labor costs as well as allocated indirect costs of labor and overhead. Cost of goods sold for distributed products includes the direct cost of purchased products, distribution center costs, and all freight costs incurred. The components of our cost of goods sold may not be comparable to those of other manufacturers or distributors of similar products within our industry.

Our cost of goods sold is substantially higher in higher volume quarters because cost of goods sold generally increases as net sales increase. Changes in the mix of our products, such as changes in the proportion of manufactured products, may also impact our overall cost of goods sold. We review our inventory levels on an ongoing basis in order to identify slow-moving products in inventory. We may offer incentives or mark-downs on these products. The timing and level of markdowns are not seasonal in nature but are driven by customer acceptance and sales. If we misjudge the market for our products, we may be faced with excess inventories for some products and be required to mark down those products in order to sell them, however, historically markdowns have not been a material factor in our business.

Selling, General and Administrative Expense

Selling, general and administrative expense includes administration, share-based compensation and occupancy costs. These expenses do not generally vary proportionally with net sales. As a result, selling, general and administrative expense as a percentage of net sales is usually higher in lower volume quarters and lower in higher volume quarters.

Share-based compensation expense related to stock options was $30,524 and $14,292 for fiscal years 2009 and 2008, respectively. We granted options to purchase an aggregate of shares 79,455 and 648,370 shares of common stock in fiscal years 2009 and 2008, respectively. These and any future stock option grants will increase our share-based compensation expense in fiscal year 2010 and in future fiscal years compared to fiscal year 2009. See "Critical Accounting Policies".

Results of Operations

Fiscal Year 2009 Compared to Fiscal Year 2008

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

Net Sales

Net sales decreased less than 1%, or $185,616 to $32,406,892 in fiscal year 2009, from $32,592,507 in fiscal year 2008. Sales were essentially even in fiscal year 2009 when compared with the prior year, notwithstanding significant turmoil in the credit and financial markets and the general economic environment in the United States. Sales of medical supplies and soft goods increased as a percentage of overall sales to 55.8% in fiscal year 2009, from 51.3% of sales in 2008. We believe that the introduction of our new product catalog in the first quarter of fiscal year 2009 contributed to the increase in medical supply sales. The new product catalog contains over 400 pages of products and is twice the size of our previous catalog. Sales of capital equipment for both rehabilitation and aesthetics markets experienced a reduction in fiscal year 2009 compared to fiscal year 2008. This decrease was due primarily to the general downturn in the economy. The decrease in capital equipment sales was mostly offset by higher sales of catalog products, medical supplies and treatment tables in fiscal year 2009.

Sales of manufactured physical medicine products represented approximately 44% and 49% of our physical medicine product sales in fiscal years 2009 and 2008, respectively. Distribution of products manufactured by other suppliers accounted for the balance of our physical medicine product sales in those years. This is a significant change from the product mix prior to the acquisitions in 2007. For example, in fiscal year 2007, sales of manufactured physical medicine products represented approximately 76% of all of our physical medicine product sales. The introduction of our new product catalog produced increased demand for medical supplies, soft goods and distributed products in fiscal year 2009, promoting this shift in product mix toward sales of the distributed products.

Sales of manufactured aesthetic products in fiscal years 2009 and 2008 represented approximately 83% and 87% of our aesthetic product sales, respectively, with distributed products making up the balance.

The majority of our sales revenues come from the sales of physical medicine products, both manufactured and distributed. In fiscal year 2009, sales of physical medicine products accounted for 91% of total sales, up from 89% in fiscal year 2008. Chargeable repairs, billable freight revenue and other miscellaneous revenue accounted for approximately 7% of total revenues in 2009 and 2008.

Gross Profit

Gross profit increased approximately $268,500 to $12,410,455, or 38.3% of net sales in fiscal year 2009, from $12,141,937 or 37.3% of net sales in fiscal year 2008. The 100 basis points increase in gross margin as a percentage of sales in fiscal year 2009 over the prior year is attributable primarily to price increases implemented during the second fiscal quarter ended December 31, 2008. In addition, we implemented a number of refinements to our business operations in fiscal year 2009 which lowered our costs through better pricing and terms obtained from vendors. These refinements contributed to the improvement in gross profit in fiscal year 2009. Gross margin in fiscal year 2008 was adversely affected by the sale of inventory of manufactured products in inventory of the acquired dealers at the time of the acquisitions. These products had been purchased from us and as a result of our acquisitions of the dealers, we acquired products with a cost basis at the higher acquired dealer cost. This had the effect of increasing our cost of goods sold for those products by approximately $400,000 in fiscal year 2008 when compared to the margin for those products had we been able to sell them at our stated cost basis instead of the acquired cost basis.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses decreased $2,763,478, or 20.5%, to $10,709,712, or 33.0% of net sales in fiscal year 2009, from $13,473,190, or 41.3% of net sales in fiscal year 2008. The decrease in SG&A expenses in fiscal year 2009 is primarily the result of our internal aggressive cost reduction campaign to improve efficiencies. We targeted lowering transaction costs, obtaining better pricing and terms from service providers, streamlining customer service and production processes, and improving our sales support functions. The impact of these changes on SG&A expenses for the year ended June 30, 2009 included:

- $495,000 in lower selling expenses
- $1,474,000 in lower labor and operating costs
- $794,000 in lower general and administrative expenses

Approximately $472,000, or 17.1%, of the reduction in labor and operating costs in fiscal year 2009 resulted from the recording of a reversal of an accrued liability resulting from the cancellation of retirement benefits previously provided by contract to two executive officers, Kelvyn Cullimore, Jr. and Larry Beardall. The benefits were cancelled when the employment agreements in which they were granted were terminated in March 2009. Both executives subsequently entered into new agreements with the Company in June 2009. The new agreements do not include retirement benefits such as those that had been a part of the terminated agreements.

Research and Development

Research and Development ("R&D") expense decreased $361,405, or 26.7%, to $993,338 in fiscal year 2009, from $1,354,743 in 2008. R&D expense also decreased as a percentage of net sales in fiscal year 2009, to 3.1% from 4.2% of net sales in fiscal year 2008. R&D costs are expensed as incurred. During fiscal 2009, we introduced the V-Force vibration therapy device and began an important redesign of our main line of therapy products which is scheduled for completion next summer. We expect to continue our commitment to developing innovative products for the physical medicine market in fiscal year 2010 and in future periods in order to position us for growth. We anticipate that R&D expense as a percentage of net sales and in absolute terms will increase in 2010 to levels similar to fiscal year 2008.

Pre-tax Income (Loss)

Pre-tax income improved significantly in fiscal year 2009, to $185,260 compared to a pre-tax loss of $9,915,555 in fiscal year 2008. The improvement in pre-tax income for fiscal year 2009 was a result in part of the reduction in SG&A expenses of approximately $2,764,000. A significant portion, approximately 66.9%, of the net loss in fiscal year 2008 was due to $6,636,466 of goodwill impairment. Higher gross profit, lower R&D expenses, and the elimination of acquisition-related expenses of approximately $2,000,000 also contributed to the improved operating results in fiscal year 2009. Additionally, expenses related to increases in the allowance for doubtful accounts receivable and the reserve for obsolete inventory decreased $648,000 in fiscal year 2009 as compared to 2008.

Income Tax Expense (Benefit)

Income tax expense was $81,936 in fiscal year 2009, compared to income tax benefit of $1,471,784 in fiscal year 2008. The effective tax rate for fiscal year 2009 was 44.2% compared to 14.8% in 2008. The lower tax accrual rate in 2008 is a result of the non-deductibility of a significant portion of the write-off of goodwill and certain other items.

Interest Expense, Net

Interest expense, net decreased by $67,300 to $553,173 in fiscal year 2009 due to decreased borrowings and lower carrying balances on our bank line of credit.

Net Income (Loss)

Net income increased to $103,324 ($.01 per share) in fiscal year 2009, compared to a net loss of $8,443,771 ($.62 per share) in fiscal year 2008. Major factors contributing to the improvement in fiscal year 2009 were the reduction in SG&A expenses of approximately $2,764,000, higher gross profit generated for the year, lower R&D expenses and the elimination of $6,636,466 of goodwill impairment incurred in fiscal year 2008.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased as a percentage of net sales to 1.12% in fiscal year 2009 from 1.15% in fiscal year 2008, or $11,378.

Liquidity and Capital Resources

We have financed operations through available cash reserves and borrowings under a line of credit with a bank. Working capital was $4,217,187 as of June 30, 2009, inclusive of the current portion of long-term obligations and credit facilities, compared to working capital of $4,320,883 as of June 30, 2008.

Accounts Receivable

Trade accounts receivable, net of allowance for doubtful accounts, decreased $411,508, or 7.9% to $4,739,727 as of June 30, 2009, compared to $5,151,235 as of June 30, 2008. Trade accounts receivable represent amounts due from our dealer network as well as from medical practitioners and clinics. We believe that our estimate of the allowance for doubtful accounts is adequate based on our historical knowledge and relationship with these customers. Accounts receivable are generally collected within 30 days of the agreed terms.

As a result of increased distribution activity following the acquisitions completed in fiscal year 2008, the character of the accounts receivable and collection patterns have changed from prior years. We will continue to carefully monitor our collection practices to ensure the allowance estimates are adequate. Allowances for the retail accounts assumed in the acquisitions include consideration of the historical experience of the acquired companies.

Inventories
Inventories, net of reserves, decreased $83,817 or 1.3%, to $6,199,251 as of June 30, 2009, compared to $6,283,068 as of June 30, 2008. As expected, inventories began to reduce following consolidation of eight distribution points to three central distribution facilities since the completion of the acquisitions in 2007. In addition, the amount of inventory we carry fluctuates each period based on the timing of large inventory purchases from overseas suppliers.

Accounts Payable
Accounts payable increased $371,681 or 26.1% to $1,795,520 as of June 30, 2009, from $1,423,839 as of June 30, 2008. The increase in accounts payable is a result of the timing of our weekly payments to suppliers and the timing of purchases of product components. Accounts payable are generally not aged beyond the terms of our suppliers. We take advantage of available early payment discounts when offered by our vendors.

Accrued Expenses
Accrued expenses decreased $53,818 or 10.8%, to $446,327 as of June 30, 2009, compared to $500,145 as of June 30, 2008. Accrued expenses consist of accrued real property taxes and personal property taxes, sales taxes liability, accrued royalties, commissions, professional fees, directors fees, product liability deductions, interest expense and miscellaneous other expenses.

Accrued Payroll and Benefit Expenses
Accrued payroll and benefit expenses increased $14,705 or 3.6%, to $426,623 as of June 30, 2009, compared to $411,918 as of June 30, 2008. The increase in accrued payroll and benefit expenses is related to the number of days within a pay period that require accrual as of the end of our fiscal year.

Cash and Cash Equivalents
Our cash position as of June 30, 2008 was $141,714, a decrease of 50.9% or $146,767 from cash of $288,481 as of June 30, 2008. We believe that improved cash flows from operating activities will be generated through higher sales, improved management of accounts receivable, reduction of current inventory levels and reduction of operating expenses. We expect that cash flows from operating activities, together with amounts available through an existing line of credit facility, will be sufficient to cover operating needs in the ordinary course of business for the next twelve months. If we experience an adverse operating environment, including a further worsening of the general economy in the United States, or unusual capital expenditure requirements, additional financing may be required. However, no assurance can be given that additional financing, if required, would be available on terms favorable to the Company, or at all.

Line of Credit
During fiscal year 2009, we paid down the outstanding balance on our line of credit with a bank by $1,215,669, leaving a remaining balance outstanding of $4,602,651 as of June 30, 2009, compared to $5,818,320 as of June 30, 2008. The decrease in the line of credit was primarily the result of improved collections of accounts receivable, an increase in accounts payable, profits generated during fiscal year 2009 and cash flows from operating activities.

Interest on the line of credit is based on the 90-day LIBOR rate (1.1% as of June 30, 2009) plus 4%, which as of June 30, 2009 equaled 5.1% per annum. The line of credit is collateralized by accounts receivable and inventories, as well as a security interest in our headquarters facility in Salt Lake City, Utah. Borrowing limitations are based on approximately 45% of eligible inventory and up to 80% of eligible accounts receivable, up to a maximum credit facility of $8,000,000. Interest payments on the line are due monthly. As of June 30, 2009, the borrowing base was approximately $6,300,000, resulting in approximately $1,700,000 available on the line. The line of credit is renewable on October 31, 2009 and includes covenants requiring us to maintain certain financial ratios. As of June 30, 2009, we were in compliance with these loan covenants.

The current ratio was 1.5 to 1 as of June 30, 2009 compared to 1.5 to 1 as of June 30, 2008. Current assets represented 70% of total assets as of June 30, 2009 and 2008.

Debt

Long-term debt excluding current installments totaled $2,881,659 as of June 30, 2009, compared to $3,046,000 as of June 30, 2008. Long-term debt is comprised primarily of the mortgage loans on our office and manufacturing facilities in Utah and Tennessee. The principal balance on the mortgage loans is approximately $2,970,000 with monthly principal and interest payments of $32,039. For a more complete explanation of the long-term debt, see Note 6 in the financial statements.

Inflation and Seasonality

Our revenues and net income from continuing operations have not been unusually affected by inflation or price increases for raw materials and parts from vendors.

Our business operations are not materially affected by seasonality factors.

Critical Accounting Policies

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of our assets, liabilities, net sales and expenses. Management bases estimates on historical experience and other assumptions it believes to be reasonable given the circumstances and evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies involve a higher degree of judgment and complexity. See Note 1 to our consolidated financial statements for the fiscal year ended June 30, 2009 for a complete discussion of our significant accounting policies. The following reflect the significant estimates and judgments used in the preparation of our consolidated financial statements.

Inventory Reserves

The nature of our business requires that we maintain sufficient inventory on hand at all times to meet the requirements of our customers. We record finished goods inventory at the lower of standard cost, which approximates actual costs (first-in, first-out) or market. Raw materials are recorded at the lower of cost (first-in, first-out) or market. Inventory valuation reserves are maintained for the estimated impairment of the inventory. Impairment may be a result of slow-moving or excess inventory, product obsolescence or changes in the valuation of the inventory. In determining the adequacy of reserves, we analyze the following, among other things:

- Current inventory quantities on hand;
- Product acceptance in the marketplace;
- Customer demand;
- Historical sales;
- Forecast sales;
- Product obsolescence;
- Technological innovations; and
- Character of the inventory as a distributed item, finished manufactured item or raw material.

Any modifications to estimates of inventory valuation reserves are reflected in the cost of goods sold within the statements of operations during the period in which such modifications are determined necessary by management. As of June 30, 2009 and 2008, our inventory valuation reserve balance, which established a new cost basis, was $338,788 and $337,718, respectively, and our inventory balance was $6,199,251 and $6,283,068, net of reserves, respectively.

Revenue Recognition

Historically, the majority of our product sales were to customers who were independent distributors. In fiscal year 2008, as a result of acquiring six of our top distributors, a significant portion of our sales were generated through our new direct sales force. Our sales force and distributors sell our products to end users, including physical therapists, professional trainers, athletic trainers, chiropractors, medical doctors and aestheticians. With the acquisition of the key distributors, we effectively reduced our dependence on sales by independent distributors. Sales revenues are recorded when products are shipped FOB shipping point under an agreement with a customer, risk of loss and title have passed to the customer, and collection of any resulting receivable is reasonably assured. Amounts billed for shipping and handling of products are recorded as sales revenue. Costs for shipping and handling of products to customers are recorded as cost of sales.

Allowance for Doubtful Accounts

We must make estimates of the collectability of accounts receivable. In doing so, we analyze historical bad debt trends, customer credit worthiness, current economic trends and changes in customer payment patterns when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance was $4,739,727 and $5,151,235, net of allowance for doubtful accounts of $398,610 and $411,057, as of June 30, 2009 and 2008, respectively.

Deferred Income Tax Assets

In August 2009 and August 2008, our management performed an in-depth analysis of the deferred income tax assets and their recoverability based on the criteria of SFAS No. 109. Based on several factors, including our strong earnings history of pre-tax profit averaging over $500,000 per year in 16 of the last 19 fiscal years and the fact that the principal causes of the loss in fiscal 2008 (goodwill impairment and expenses resulting from six acquisitions) are considered to be unusual and are not expected to recur in the near future, we believe that it is more likely than not that all of the net deferred income tax assets will be realized.

Business Plan and Outlook

During fiscal year 2009, we achieved significant improvement in our operating results compared to the prior fiscal year. In fiscal year 2010, we will continue to pursue a focused strategy to improve sales and overall operations that includes the following elements:

- strengthening distribution channels by adding direct sales representatives and dealers in key locations
- developing sales with large national accounts and group purchasing organizations
- refining operations by continuing to reduce overhead costs and automating processes
- enhancing product profit margins through improved manufacturing processes and negotiating better pricing of components with vendors
- developing and introducing new, state-of-the-art products for future growth

Our goal in implementing this strategy is to improve short-term profitability without jeopardizing long-term growth.

The landscape of our primary market, the physical medicine marketplace, continues to change. Past years saw consolidation among manufacturers and distributors including our own acquisitions completed in fiscal years 2007 and 2008. More recently, two additional significant changes have taken place. DJO announced the closure of its Chattanooga Group operations and the redistribution of those manufacturing, R&D and support functions to other DJO facilities, in and out of the United States. The effect is that the full operations of the former Chattanooga Group have been reduced to a product brand sold by DJO through non-proprietary distribution channels. In addition, DJO agreed to sell the catalog division of its Empi subsidiary to Patterson Medical (Sammons Preston). This decision essentially eliminates Empi as a significant catalog competitor and further reduces competition in the market. These consolidations combined with prior year consolidations and continuing declines in the number of independent distributors has significantly narrowed distribution channels in our market. At the present time, there remain only two companies with a direct sales force selling proprietary and distributed products. Those companies are Dynatronics and Patterson Medical through its Sammons Preston subsidiary. All other distributors are catalog companies with no direct sales force, or manufacturers continuing to rely on a declining network of independent dealers. In the past year we have reinforced our direct sales team to include 27 direct sales employees and 23 independent sales representatives. We believe we have the best trained and most knowledgeable sales force in the industry. The recent changes within our market provide a unique opportunity for us to grow market share in the coming years through recruitment of the best sales representatives and dealers.

The September 2008 introduction of our first consolidated catalog and pricing schedule provided a powerful sales tool that is helping our sales efforts with direct sales representatives and independent distributors who use either a private labeled version or the proprietary version of the catalog. We are focusing specific efforts on recruiting additional independent distributors and seasoned direct sales representatives in geographical areas where distribution has been lost or diminished due to consolidation within our industry.

With the broad line of products we now offer and a strong sales force that we expect will only grow stronger in the coming year, we believe that we are uniquely positioned to develop relationships with Group Purchasing Organizations (GPO's) and large chains of hospitals and clinics that purchase only on contract. This is a segment of business which was previously closed to us because we were not an approved vendor with the various GPO's and national or regional chains of care facilities. With the broader offering of products now available through our catalog, we are better able to compete for this high volume business.

To further our efforts to recruit the best direct sales representatives and dealers as well as to better appeal to the large GPO's and national customers, we will continue to improve efficiencies of our operations and the sales support for the industry. Chief among those changes will be the introduction of our first true e-commerce solution. This launch is scheduled to occur in the second quarter of fiscal year 2010. With the introduction of this e-commerce solution, customers will be able to more easily place orders and obtain information about their accounts. Sales representatives will be more effective with an abundance of information available to them electronically. Not only is our e-commerce solution expected to improve sales, but it will significantly reduce our transactional costs thus enabling us to accommodate higher sales without significantly increasing overhead.

We will also continue to focus on new product innovation. The introduction of V-Force in fiscal year 2009 once again testifies of our commitment to innovation as we are the first to introduce this technology to the rehabilitation markets we serve. It is expected that V-Force will be an important contributor to sales and profits in fiscal year 2010. Several new products are currently under development and are scheduled for introduction in the summer of 2010. The commitment to innovation of high quality products has been a hallmark of Dynatronics and will continue to be throughout the coming year.

In April 2008, we introduced the new Synergie Elite aesthetic product line, representing the first redesign of our popular aesthetic devices since their original introduction almost 10 years ago. We believe that this new line of products remains the best value on the market. While the current economic conditions have dampened demand for large capital equipment purchases like the Synergie Elite products, we plan to seek strategic partnerships, both domestic and international, to help maintain the sales momentum from the introduction of this revised product line. As the economy begins to improve over the coming year, we expect to see increased sales of these higher margin products. In the meantime, expenses related to this division are being kept to a minimum.

We have long believed that international markets present an untapped potential for growth and expansion. Adding new distributors in several countries will be the key to this expansion effort. Our past efforts to improve international marketing have yielded only marginal improvements. We remain committed, however, to finding the most cost effective ways to expand our markets internationally. Over the coming year our efforts will be focused on partnering with key manufacturers and distributors interested in our product line or technology. Our Salt Lake City facilities, where all electrotherapy, ultrasound, traction, light therapy and Synergie products are manufactured, are certified to ISO 13485, an internationally recognized standard of excellence in medical device manufacturing. This designation is an important requirement in obtaining the CE Mark certification, which allows us to market our products in the European Union and other foreign countries.

Refining our business model for supporting sales representatives and distributors also will be a focal point of operations. We will continue to evaluate the most efficient ways to maintain our satellite sales offices and warehouses. In addition, more emphasis is being placed on pricing management to protect margins for both manufactured and distributed products. The ongoing refinement of this model is expected to yield further efficiencies that will better achieve sales goals while at the same time reduce expenses. Through our agreement with Vici Capital Partners over this past year, we have identified over $2,000,000 of efficiency improvements that either have already been implemented or that we plan to implement during fiscal year 2010 to drive greater profitability. This is particularly important given the slow market for capital products associated with the weak national economy.

While sales in fiscal year 2009 were even with fiscal year 2008, the trends have favored non-capital equipment and supplies while the demand for capital equipment has been soft. Yet, the sale of our manufactured capital equipment remains the largest contributor to margin generation. Therefore, we have placed renewed emphasis on improving manufacturing operations including considering more offshore manufacturing of components as well as streamlining manufacturing operations in Utah and Tennessee. Past experience has shown that when recessionary pressures start to subside, the pent up demand for capital equipment will be significant. Expectations of the recessionary grip loosening during calendar 2010 lead us to a belief that capital equipment sales will start to rebound toward the end of fiscal year 2010. All our efforts to trim back during these difficult times should make us a leaner operation when demand ramps up once again.

Based on our defined strategic initiatives, we are focusing our resources in the following areas:

- Reinforcing distribution through a strategy of recruiting direct sales representatives and working closely with the most successful distributors of capital equipment.
- Improving sales by focusing sales strategies on pursuing business opportunities with Group Purchasing Organizations and large national and regional accounts.
- Introducing and refining our first e-commerce solution in order to facilitate business opportunities and reduce transactional costs.
- Significantly improving operational efficiencies through implementation of ideas generated by the operational analysis done with the assistance of Vici Capital. These ideas include lowering manufacturing and transactional costs, automating processes, redefining policies and procedures and working to make every customer a profitable customer.
- Strengthening pricing management and procurement methodologies.
- Minimizing expense associated with the Synergie product line until the economy improves and demand for capital equipment re-emerges. In the meantime seek additional independent distributors and strategic partnerships.
- Focusing international sales efforts on identifying key distributors and strategic partners who could represent the product line, particularly in Europe.
- Continuing development of new, state-of-the-art products, both high-tech and commodity, in fiscal year 2010, for both the rehabilitation and aesthetic markets.
- Exploring strategic business alliances that will leverage and complement the Company's competitive strengths, increase market reach and supplement capital resources.

Market Information

As of September 23, 2009, we had approximately 13.7 million shares of common stock issued and outstanding. Our common stock is listed on the Nasdaq Capital Market (symbol: DYNT). The following table shows the range of high and low sale prices for the common stock as quoted on the NASDAQ system for the quarterly periods indicated.

	Fiscal Year Ended June 30,			
	2009		2008	
	High	Low	High	Low
1st Quarter (July-September)	$1.03	$0.17	$2.00	$0.95
2nd Quarter (October-December)	$0.64	$0.26	$1.55	$1.01
3rd Quarter (January-March)	$0.48	$0.20	$1.20	$0.97
4th Quarter (April-June)	$0.75	$0.27	$1.07	$0.60

Shareholders

As of September 23, 2009, the approximate number of shareholders of record was 439. This number does not include beneficial owners of shares held in "nominee" or "street" name. Including beneficial owners, we estimate that the total number of shareholders exceeds 2,000.

Dividends

We have never paid cash dividends on our common stock. Our anticipated capital requirements are such that we intend to follow a policy of retaining earnings in order to finance the development of the business.

NASDAQ Deficiency Notice

On June 25, 2008, we received a deficiency letter from the NASDAQ Stock Market, indicating that we had failed to comply with the minimum bid requirement for continued inclusion under Marketplace Rule 4310(c)(4). Under the deficiency notice, our common stock is subject to potential delisting because, for a period of 30 consecutive business days, the bid price of the common stock has closed below the minimum $1.00 per share requirement for continued inclusion. The deadline for compliance with the rule was subsequently extended by Nasdaq to October 9, 2009. If prior to that date the bid price of our common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, Nasdaq staff may provide written notification that we have achieved compliance with the rule.

We are using our best efforts to regain compliance with the minimum bid price rule. However, there can be no assurance that compliance will be achieved given recent historical performance of the common stock and the overall current condition of financial and stock markets in the United States. If compliance is not achieved and our stock is delisted, we expect that the common stock will begin trading on the OTC bulletin board where there is no minimum bid requirement.

Report of Independent Registered Public Accounting Firm

TANNER LC
THE CRITICAL KNOWLEDGE SOURCE
BUSINESS ADVISORS AND CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Dynatronics Corporation

We have audited the consolidated balance sheets of Dynatronics Corporation and subsidiary (collectively, the Company) as of June 30, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2009 and 2008, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Tanner LC

Salt Lake City, Utah
September 25, 2009

Dynatronics Corporation
Consolidated Balance Sheets - June 30, 2009 and 2008

Assets	2009	2008
Current assets:		
Cash and cash equivalents	$ 141,714	288,481
Trade accounts receivable, less allowance for doubtful accounts of $398,610 as of June 30, 2009 and $411,057 as of June 30, 2008	4,739,727	5,151,235
Other receivables	99,110	63,487
Inventories, net	6,199,251	6,283,068
Prepaid expenses	333,273	619,471
Prepaid income taxes	23,210	98,644
Deferred income tax asset - current	466,783	477,300
Total current assets	12,003,068	12,981,686
Property and equipment, net	3,349,239	3,527,153
Intangible asset, net	541,870	631,181
Other assets	359,171	359,748
Deferred income tax asset - noncurrent	833,941	928,051
Total assets	$ 17,087,289	18,427,819
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term debt	$ 323,713	297,413
Line of credit	4,602,651	5,818,320
Warranty reserve	191,047	209,168
Accounts payable	1,795,520	1,423,839
Accrued expenses	446,327	500,145
Accrued payroll and benefit expenses	426,623	411,918
Total current liabilities	7,785,881	8,660,803
Long-term debt, net of current installments	2,881,659	3,046,000
Deferred compensation	-	455,377
Total liabilities	10,667,540	12,162,180
Commitments and contingencies		
Stockholders' equity:		
Common stock, no par value. Authorized 50,000,000 shares; issued 13,675,387 shares as of June 30, 2009 and 13,670,807 shares as of June 30, 2008	7,916,699	7,865,913
Accumulated deficit	(1,496,950)	(1,600,274)
Total stockholders' equity	6,419,749	6,265,639
Total liabilities and stockholders' equity	$ 17,087,289	18,427,819

See accompanying notes to financial statements.

Dynatronics Corporation
Consolidated Statements of Operations - Years Ended June 30, 2009 and 2008

		2009	2008
Net sales	$	32,406,891	32,592,507
Cost of sales		19,996,436	20,450,570
Gross profit		12,410,455	12,141,937
Selling, general, and administrative expenses		10,709,712	13,473,190
Research and development expenses		993,338	1,354,743
Goodwill impairment		-	6,636,466
Operating income (loss)		707,405	(9,322,462)
Other income (expense):			
Interest income		7,423	9,610
Interest expense		(553,173)	(620,473)
Other income, net		23,605	17,770
Total other income (expense)		(522,145)	(593,093)
Income (loss) before income taxes		185,260	(9,915,555)
Income tax (provision) benefit		(81,936)	1,471,784
Net income (loss)	$	103,324	(8,443,771)
Basic net income (loss) per common share	$	0.01	(0.62)
Diluted net income (loss) per common share	$	0.01	(0.62)
Weighted-average basic and diluted common shares outstanding:			
Basic		13,665,423	13,609,880
Diluted		13,667,148	13,609,880

See accompanying notes to financial statements.

Dynatronics Corporation
Consolidated Statements of Stockholders' Equity - Years Ended June 30, 2009 and 2008

	Number	Common	Accumulated	Total stockholders' equity
Balances as of June 30, 2007	10,308,522	$ 4,227,147	6,843,497	11,070,644
Issuance of common stock upon exercise of employee stock options	251,499	208,345	-	208,345
Income tax benefit disqualifying disposition of employee stock options	-	4,195	-	4,195
Redemption of common stock	(258,569)	(280,440)	-	(280,440)
Common stock issued for compensation	307,764	294,008	-	294,008
Stock option based compensation	-	14,292	-	14,292
Issuance of common stock in business acquisitions	3,061,591	3,398,366	-	3,398,366
Net loss	-	-	(8,443,771)	(8,443,771)
Balances as of June 30, 2008	13,670,807	7,865,913	(1,600,274)	6,265,639
Redemption of common stock	(13,600)	(10,138)	-	(10,138)
Common stock issued for compensation	18,180	30,400	-	30,400
Stock option based compensation	-	30,524	-	30,524
Net income	-	-	103,324	103,324
Balances as of June 30, 2009	13,675,387	$ 7,916,699	(1,496,950)	6,419,749

See accompanying notes to financial statements.

Dynatronics Corporation
Consolidated Statements of Cash Flows - Years Ended June 30, 2009 and 2008

		2009	2008
Cash flows from operating activities:			
Net income (loss)	$	103,324	(8,443,771)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization of property and equipment		363,627	375,005
Amortization of intangible asset		89,311	92,011
Gain on disposal of assets		(2,183)	-
Stock-based compensation expense		60,924	308,300
Goodwill impairment		-	6,636,466
Deferred income tax asset, net		104,627	(1,473,718)
Provision for doubtful accounts		48,000	480,000
Provision for inventory obsolescence		72,000	288,000
Provision for warranty reserve		241,808	270,124
Provision (gain) for deferred compensation		(455,377)	34,907
Change in operating assets and liabilities:			
Receivables		327,885	(285,958)
Inventories		85,619	(64,445)
Prepaid expenses and other assets		286,775	(119,852)
Accounts payable and accrued expenses		72,639	(1,235,410)
Prepaid income taxes		97,269	(1,748)
Income tax payable		(21,836)	-
Net cash provided by (used in) operating activities		1,474,412	(3,140,089)
Cash flows from investing activities:			
Capital expenditures		(186,130)	(335,899)
Business acquisitions		-	(2,852,664)
Proceeds from sale of assets		2,600	-
Net cash used in investing activities		(183,530)	(3,188,563)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt		29,472	104,401
Principal payments on long-term debt		(241,314)	(284,598)
Net change in line of credit		(1,215,669)	5,568,320
Proceeds from issuance of common stock		-	208,345
Redemption of common stock		(10,138)	(280,440)
Net cash provided by (used in) financing activities		(1,437,649)	5,316,028
Net change in cash and cash equivalents		(146,767)	(1,012,624)
Cash and cash equivalents at beginning of year		288,481	1,301,105
Cash and cash equivalents at end of year	$	141,714	288,481
Supplemental disclosures of cash flow information:			
Cash paid for interest	$	562,457	598,239
Cash paid for income taxes		36,828	16,461
Supplemental disclosure of non-cash investing and financing activities:			
Common stock issued for directors fees		8,000	8,000
Stock-based compensation - see note 1(o) for details			
Business acquisitions disclosure see note 14 for details			

See accompanying notes to financial statements.

(1) Basis of Presentation and Summary of Significant Accounting Policies

(a) Description of Business

Dynatronics Corporation (the Company), a Utah corporation, manufactures, markets, distributes and sells a broad line of therapeutic, diagnostic, and rehabilitation equipment, medical supplies and soft goods, treatment tables and aesthetic medical devices to an expanding market of physical therapists, podiatrists, orthopedists, chiropractors, plastic surgeons, dermatologists, and other medical professionals.

(b) Principles of Consolidation

The consolidated financial statements include the accounts and operations of Dynatronics Corporation and its wholly owned subsidiary, Dynatronics Distribution Company, LLC. All significant intercompany account balances and transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with maturities of three months or less at the date of purchase. Also included within cash equivalents are deposits in-transit from banks for payments related to third-party credit card and debit card transactions.

(d) Inventories

Finished goods inventories are stated at the lower of standard cost, which approximates actual cost (first in, first out) or market. Raw materials are stated at the lower of cost (first in, first out) or market.

(e) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest although a finance charge may be applied to such receivables that are past the due date. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on a combination of statistical analysis, historical collections, customers' current creditworthiness, age of the receivable balance both individually and in the aggregate and general economic conditions that may affect the customer's ability to pay. All account balances are reviewed on an individual basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Recoveries of receivables previously charged off are recognized when payment is received. The Company does not have any off balance sheet credit exposure related to its customers.

(f) Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight line method over the estimated useful lives of related assets. The building and its component parts are being depreciated over their estimated useful lives that range from 5 to 31.5 years. Estimated lives for all other depreciable assets range from 3 to 7 years.

(g) Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets of an acquired business. Goodwill and intangible assets acquired in business combinations and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually and whenever circumstances indicate an impairment may exist per Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangibles.

As of June 30, 2008, the Company performed the initial phase of its impairment evaluation by comparing the fair market value of its single reporting entity to its carrying value. The primary factor in arriving at a fair market value was the market capitalization of the Company. As the carrying amount exceeded the fair value, the Company performed the second phase of its impairment evaluation to calculate impairment and as a result, recorded a pre-tax goodwill impairment charge of approximately $6,600,000. As a result of the impairment charge, goodwill has no net value recorded in the accompanying financial statements.

(h) Long-Lived Assets

The Company evaluates its long lived assets, such as property and equipment in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets. Long–lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(i) Intangible Assets

Cost associated with the acquisition of trademarks, trade names, license rights and non-compete agreements are capitalized and amortized using the straight-line method over periods ranging from 3 months to 15 years.

(j) Revenue Recognition

The Company recognizes revenue when products are shipped FOB shipping point under an agreement with a customer, risk of loss and title have passed to the customer, and collection of any resulting receivable is reasonably assured. Amounts billed for shipping and handling of products are recorded as sales revenue. Costs for shipping and handling of products to customers are recorded as cost of sales.

(k) Research and Development Costs

Direct research and development costs are expensed as incurred.

(l) Product Warranty Reserve

Costs estimated to be incurred in connection with the Company's product warranty programs are charged to expense as products are sold based on historical warranty rates.

(m) Earnings per Common Share

Basic earnings (loss) per common share represents the amount of earnings (loss) for the period available to each share of common stock outstanding during the reporting period. Diluted earnings (loss) per common share is the amount of earnings (loss) for the period available to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the period.

The reconciliation between the basic and diluted weighted-average number of common shares for the years ended June 30, 2009 and 2008 is summarized as follows:

	2009	2008
Basic weighted-average number of common shares outstanding during the year	13,665,423	13,609,880
Weighted-average number of dilutive common stock options outstanding during the year	1,725	-
Diluted weighted-average number of common and common equivalent shares outstanding during the year	13,667,148	13,609,880

Outstanding options not included in the computation of diluted net income (loss) per share total 1,033,368 and 719,698 as of June 30, 2009 and 2008, respectively, because to do so would have been antidilutive.

(n) Income Taxes

The Company recognizes an asset or liability for the deferred income tax consequences of all temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. Accruals for uncertain tax positions are provided for in accordance with the requirements of FIN No. 48, Accounting for Uncertainty in Income Taxes – An interpretation of SFAS No. 109. Under FIN No. 48, the Company may recognize the tax benefits from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Fin No. 48 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact the Company's financial position, results of operations and cash flows.

(o) Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123(R), Share-Based Payment. Under the fair value recognition provision of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award (generally five years) using the straight-line method.

The Company recognized $60,924 and $312,495 in stock-based compensation for the years ended June 30, 2009 and 2008, respectively, as selling, general, and administrative expenses in the consolidated statements of operations. The stock-based compensation includes amounts for both restricted stock and stock options under SFAS No. 123(R).

(p) Concentration of Risk

In the normal course of business, the Company provides unsecured credit terms to its customers. Most of the Company's customers are involved in the medical industry. The Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risks on cash or cash equivalents.

(q) Operating Segments

The Company operates in one line of business: the development, marketing, and distribution of a broad line of medical products for the physical therapy and aesthetics markets. As such, the Company has only one reportable operating segment as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

The Company groups its sales into physical medicine products and aesthetic products. Physical medicine products made up 91% and 89% of net sales for the years ended June 30, 2009 and 2008, respectively. Aesthetics products made up 3% and 4% of net sales for the years ended June 30, 2009 and 2008, respectively. Chargeable repairs, billable freight and other miscellaneous revenue account for the remaining 6% and 7% of total revenues for the years ended June 30, 2009 and 2008, respectively.

(r) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment; valuation allowances for receivables, income taxes, and inventories; accrued product warranty reserve; and estimated recoverability of intangible assets. Actual results could differ from those estimates.

(s) Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended June 30, 2009 and 2008 was approximately $288,100 and $286,700, respectively.

(t) Subsequent Events

The Company evaluated events occurring between the end of its most recent fiscal year and September 25, 2009, the date the financials statements were issued.

(2) Inventories

Inventories consist of the following as of June 30:

	2009	2008
Raw materials	$ 2,523,375	2,984,189
Finished goods	4,014,664	3,636,597
Inventory reserve	(338,788)	(337,718)
	$ 6,199,251	6,283,068

(3) Property and Equipment

Property and equipment consist of the following as of June 30:

	2009	2008
Land	$ 354,743	354,743
Buildings	3,691,364	3,682,504
Machinery and equipment	1,731,556	1,661,962
Office equipment	1,327,379	1,283,821
Vehicles	247,892	188,148
	7,352,934	7,171,178
Less accumulated depreciation and amortization	4,003,695	3,644,025
	$ 3,349,239	3,527,153

(4) Product Warranty Reserve

A reconciliation of the changes in the product warranty reserve consists of the following for the fiscal year ended as of June 30:

	2009	2008
Beginning product warranty reserve balance	$ 209,168	208,000
Warranty repairs	(241,808)	(280,746)
Warranties issued	251,028	232,077
Changes in estimated warranty costs	(27,341)	49,837
Ending product warranty reserve balance	$ 191,047	209,168

(5) Line of Credit

The Company has a revolving line of credit facility with a commercial bank in the amount of $8,000,000. Borrowing limitations are based on 45% of eligible inventory and up to 80% of eligible accounts receivable. As of June 30, 2009 and 2008, the outstanding balance was approximately $4,600,000 and $5,800,000, respectively. The line of credit is collateralized by inventory and accounts receivable and bears interest at a rate based on the bank's prime rate. The interest rate was 5.1% and 6% as of June 30, 2009 and 2008, respectively. This line is subject to annual renewal and matures on October 31, 2009. Accrued interest is payable monthly.

The Company's revolving line of credit agreement includes covenants requiring the Company to maintain certain financial ratios. As of June 30, 2009, the Company was in compliance with its loan covenants.

(6) Long Term Debt

Long term debt consists of the following as of June 30:

	2009	2008
9.11% promissory note secured by building, maturing December 2017, payable in monthly installments beginning at $11,388	$ 1,353,048	1,453,372
6.44% promissory note secured by trust deed on real property, maturing January 2021, payable in monthly installments of $13,278	1,298,338	1,371,479
6.21% promissory note secured by a trust deed on real property, maturing November 2013, payable in decreasing installments currently at $7,373	321,257	383,911
12.17% promissory note secured by fixed assets, payable in monthly installments of $2,338 through May 2014	98,633	79,692
5% promissory note unsecured, payable in monthly installments of $3,660 through February 2011	73,802	-
7.95% promissory note secured by fixed assets, payable in monthly installments of $724 through July 2013	29,472	-
10.64% promissory note secured by fixed assets, payable in monthly installments of $448 through December 2012	15,793	-
16.35% promissory note secured by fixed assets, payable in monthly installments of $409 through October 2011	9,458	12,534
9.69% promissory note secured by fixed assets, payable in monthly installments of $318 through October 2011	5,571	-
5.84% promissory note secured by a trust deed on real property, payable in monthly installments of $8,669 through November 2008	-	42,425
Total long-term debt	3,205,372	3,343,413
Less current installments	323,713	297,413
Long-term debt, net of current installments	2,881,659	3,046,000

The aggregate maturities of long term debt for each of the years subsequent to 2009 are as follows: 2010, $323,713; 2011, $346,672; 2012, $331,882; 2013, $353,056; 2014, $311,582 and thereafter $1,538,467.

(7) Leases

The Company leases vehicles under noncancelable operating lease agreements. Lease expense for the years ended June 30, 2009 and 2008, was $22,970 and $30,489, respectively. Future minimum rental payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year as of 2009 are as follows: 2010, $135,906; 2011, $15,231; 2012, $7,809 and 2013, $6,507.

The Company rents office, warehouse, storage space and office equipment under agreements which run one year or less in duration. The rent expense for the years ended June 30, 2009 and 2008 was $263,917 and $259,816, respectively.

The office and warehouse spaces in Girard, Ohio; Detroit, Michigan; Pleasanton, California; and Hopkins, Minnesota are leased on an annual basis from employees/shareholders; or entities controlled by shareholders, who were previously principals of the dealers acquired in June and July, 2007. The leases are related-party transactions with four employee/shareholders, however the lease agreements have been conducted on an arms-length basis and the terms are equal to or more favorable than would be available to other third parties.

(8) Goodwill and Other Intangible Assets

Goodwill. The purchase price of acquired companies in excess of the fair value of the net assets (including intangibles) at the acquisition date is recorded as goodwill.

As described in note 1(g), the Company determined that 100 percent of its goodwill should be impaired during the period ended June 30, 2008.

Identifiable Intangibles. Identifiable intangibles assets and their useful lives consist of the following as of June 30:

		2009	2008
Trade name – 15 years	$	339,400	339,400
Domain name – 15 years		5,400	5,400
Non-compete covenant – 4 years		149,400	149,400
Customer relationships – 7 years		120,000	120,000
Trademark licensing agreement – 20 years		45,000	45,000
Backlog of orders – 3 months		2,700	2,700
Customer database – 7 years		38,100	38,100
License agreement – 10 years		73,240	73,240
Total identifiable intangibles		773,240	773,240
Less accumulated amortization		231,370	142,059
Net carrying amount	$	541,870	631,181

Amortization expense associated with the license agreement was $89,311 and $92,011 for 2009 and 2008, respectively. Estimated amortization expense for the identifiable intangibles is expected to be as follows: 2010, $89,311; 2011, $83,207; 2012, $44,637; 2013, $44,637; 2014, $44,637 and thereafter $235,440.

(9) Income Taxes

Income tax provision (benefit) for the years ended June 30 consists of:

			Current	Deferred	Total
2009:					
	U.S. federal	$	(33,167)	89,508	56,341
	State and local		10,476	15,119	25,595
		$	(22,691)	104,627	81,936
2008:					
	U.S. federal	$	(9,082)	(1,201,989)	(1,211,071)
	State and local		11,016	(271,729)	(260,713)
		$	1,934	(1,473,718)	(1,471,784)

Actual income tax provision (benefit) differs from the "expected" tax provision (benefit) computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes, as follows:

		2009	2008
Expected tax provision (benefit)	$	62,988	(3,371,289)
State taxes, net of federal tax benefit		17,427	(172,071)
Officers' life insurance		34,678	(3,916)
Non-deductible portion of goodwill impairment		-	2,035,542
Other, net		(33,157)	39,950
	$	81,936	(1,471,784)

Deferred income tax assets and liabilities related to the tax effects of temporary differences are as follow as of June 30:

		2009	2008
Net deferred tax asset – current:			
Inventory capitalization for income tax purposes	$	84,117	84,285
Inventory reserve		132,127	139,820
Warranty reserve		74,508	81,576
Accrued product liability		20,572	11,307
Allowance for doubtful accounts		155,459	160,312
Total deferred tax asset - current	$	466,783	477,300
Net deferred tax asset (liability) – non-current:			
Deferred compensation	$	-	177,597
Property and equipment, principally due to differences in depreciation		(222,550)	(246,853)
Research and development credit carryover		89,538	120,269
Other intangibles		(207,998)	(239,972)
Other		64,499	292
Operating loss carry forwards		1,110,452	1,116,718
Total deferred tax asset (liability) – non-current		833,941	928,051

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

[10] Major Customers and Sales by Geographic Location

During the fiscal years ended June 30, 2009 and 2008, sales to any single customer did not exceed 10% of total net sales.

Approximately 98% of the Company's products were sold in the United States and Canada, and approximately 2% were sold in foreign countries for both years ended June 30, 2009 and 2008.

[11] Common Stock and Stock Equivalents

On July 15, 2003, the Company approved an open-market share repurchase program for up to $500,000 of the Company's common stock. On November 27, 2007, the board approved an additional $250,000 for the open-market share repurchase program after the original $500,000 was exhausted. During the year ended June 30, 2009, the Company acquired and retired 13,600 shares of common stock for $10,138. During the year ended June 30, 2008, the Company acquired and retired 258,569 shares of common stock for $280,440.

During the years ended June 30, 2009 and 2008, the Company granted 18,180 and 7,476 shares of restricted common stock to directors in connection with compensation arrangements, respectively.

The Company maintains a 2005 equity incentive plan for the benefit of employees. Incentive and nonqualified stock options, restricted common stock, stock appreciation rights, and other share-based awards may be granted under the plan. Awards granted under the plan may be performance-based. Effective November 27, 2007, the plan was amended, as approved by the shareholders, to increase the number of shares available by 1,000,000 shares. As of June 30, 2009, 1,012,828 shares of common stock were authorized and reserved for issuance, but were not granted under the terms of the 2005 equity incentive plan as amended.

The Company granted options to acquire common stock under its 2005 equity incentive plan for fiscal 2009 and 2008. The options are granted at not less than 100% of the market price of the stock at the date of grant. Option terms are determined by the board of directors, and exercise dates may range from 6 months to 10 years from the date of grant.

The fair value of each option grant was estimated on the date of grant using the Black Scholes option pricing model with the following assumptions:

	2009	2008
Expected dividend yield	0%	0%
Expected stock price volatility	56-60%	55-57%
Risk-free interest rate	2.59 - 4.14%	3.51 – 4.03%
Expected life of options	10 years	10 years

The weighted average fair value of options granted during 2009 and 2008 was $.39 and $.74, respectively.

The following table summarizes the Company's stock option activity during the years ended June 30, 2009 and 2008:

	2009			2008	
	Number of shares	Weighted average exercise price	Weighted average remained contracual term	Number of shares	Weighted average exercise price
Options outstanding at beginning of year	1,101,603	$ 1.41	5.86 years	1,048,192	$ 1.40
Options granted	79,455	.50		648,370	1.07
Options exercised	-	-		(251,499)	.83
Options canceled or expired	(220,954)	1.16		(343,460)	.83
Options outstanding at end of year	960,104	1.39	5.14 years	1,101,603	1.14
Options exercisable at end of year	581,193	1.65		679,523	1.62
Range of exercise prices at end of year		$0.35 to $3.00			$0.73 to $3.00

On August 16, 2000, the Company issued 80,000 options that were outside of its stock option plan. As of June 30, 2009 and 2008, there are 20,000 and 40,000 of those options outstanding respectively. The exercise price of the options ranges from $3.00 to $4.00. The remaining options expire during fiscal 2010.

The aggregate intrinsic value on the date of exercise of options exercised during the years ended June 30, 2009 and 2008 was $0 and $16,757, respectively. The aggregate intrinsic value of the outstanding options as of June 30, 2009 and 2008 was $6,071 and $0, respectively.

(12) Employee Benefit Plan

The Company has a deferred savings plan which qualifies under Internal Revenue Code Section 401(k). The plan covers all employees of the Company who have at least six months of service and who are age 20 or older. For 2009 and 2008, the Company made matching contributions of 25% of the first $2,000 of each employee's contribution. The Company's contributions to the plan for 2009 and 2008 were $29,456 and $50,212, respectively. Company matching contributions for future years are at the discretion of the board of directors.

(13) Salary Continuation Agreements

Effective March 5, 2009, Kelvyn H. Cullimore, Jr. and Larry Beardall (officers of the Company) legally canceled their Company-funded retirement programs which were funded through life insurance polices owned by the Company. As a result, $367,917 in cash value from the life insurance policies was paid to the Company. As a result of these cancellations, the contractual liability to pay the retirement benefits was removed, and selling, general and administrative expense during the fiscal ended June 30, 2009, was reduced by $472,397.

(14) Acquisition and Non-Cash Disclosure

On July 2, 2007, the Company completed the acquisitions of 100% interest in five of its key independent distributors, Responsive Providers, Inc. of Houston, Texas; Therapy and Health Care Products, Inc. of Youngstown, Ohio; Cyman Therapy, Inc. of Detroit, Michigan; Al Rice and Associates, Inc. of Jeffersonville, Indiana; and Theratech Inc. of Minneapolis, Minnesota. The total consideration paid for the five separately negotiated acquisitions was approximately $5,700,000 comprised of approximately $2,400,000 in cash and 3,061,591 shares of common stock.

On June 30, 2007, the Company completed the acquisition of its largest independent distributor, Rajala Therapy Sales Associates of Pleasanton, California (Rajala). The Rajala purchase price was approximately $2,695,000, paid through $1,000,000 in cash and the issuance of 1,500,000 shares of the Company's common stock.

The acquisitions of these dealers were accounted for using the purchase method of accounting. Accordingly, the purchase price was assigned to the assets acquired and the liabilities assumed based on fair market values at the purchase date. The following table reflects the estimated fair values of the assets acquired and the liabilities assumed as of the acquisition dates:

		July 2, 2007 Acquisitions	June 30, 2007 Acquistions
Cash	$	651,828	67,839
Trade accounts receivable		1,160,976	900,322
Inventories		1,192,639	573,356
Prepaid expenses		4,782	42,629
Property and equipment		112,764	19,766
Intangible assets		366,400	333,600
Cash surrender value of life insurance		207,563	-
Goodwill		3,512,779	1,876,734
Total assets acquired		7,209,731	3,814,246
Line of credit		-	(250,000)
Accounts payable and accrued expenses		(1,496,800)	(869,244)
Net assets acquired	$	5,712,931	2,695,002

Unaudited pro forma results of operations for the year ended June 30, 2008, as though the six dealers had been acquired as of July 1, 2007, are as follows:

		Year Ended June 30, 2008
Net sales	$	32,592,507
Net loss		(8,443,771)
Basic and diluted net loss per common share		(.62)

[15] Recent Accounting Pronouncements

In May 2009, the FASB issued SFAS No. 165, Subsequent Events ("SFAS No. 165"). SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is effective for interim or annual periods ending after June 15, 2009. The Company adopted SFAS No. 165 in the fourth quarter of fiscal 2009. See note 1(t) to the consolidated financial statements.

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS Statement No. 142, Goodwill and Other Intangible Assets. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of FSP FAS 142-3 will have on its consolidated results of operation, cash flows or financial condition.

In December 2007, SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, was issued which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as non-controlling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the non-controlling interest will be included in net income and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value, with any gain or loss recognized in net income. SFAS No. 160 is effective for the Company beginning July 1, 2009 and will apply prospectively, except for the presentation and disclosure requirements, which will apply retrospectively. The Company believes the adoption of SFAS No. 160 will not have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements regarding fair value measurement. Where applicable, this statement simplifies and codifies fair value related guidance previously issued within United States of America generally accepted accounting principles. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets and November 15, 2008 for non-financial assets, and interim periods within those fiscal years. The Company adopted SFAS No. 157 on July 1, 2008 for its financial assets and liabilities and on July 1, 2009 for non-financial assets with no material impact on its consolidated financial statements.

Availability of Form 10-K

Dynatronics Corporation files an annual report on Form 10-K each year with the Securities and Exchange Commission. A copy of the Form 10-K for the fiscal year ended June 30, 2009, may be obtained at no charge by sending a written request to: Mr. Bob Cardon, Vice President of Administration, Dynatronics Corporation, 7030 Park Centre Drive, Salt Lake City, Utah 84121.

Annual Meeting

The company's annual shareholders meeting will be Tuesday, November 24, 2009, at 4:00 p.m. MST at Dynatronics' corporate headquarters, 7030 Park Centre Drive, Salt Lake City, Utah 84121.

General Information

Dynatronics Corporation, a Utah corporation organized on April 29, 1983, manufactures, markets and distributes a broad line of therapeutic, diagnostic and rehabilitation equipment, medical supplies and soft goods, treatment tables, and aesthetic massage and microdermabrasion devices to an expanding market of physical therapists, sports medicine practitioners and athletic trainers, chiropractors, podiatrists, orthopedists, plastic surgeons, dermatologists, aestheticians and other medical professionals.

Officers and Directors

Kelvyn H. Cullimore Jr.
Chairman of the Board, President, and CEO

Kelvyn H. Cullimore
National Sales Manager - Aesthetics

Larry K. Beardall
Executive Vice President of Sales and Marketing and Director

Terry M. Atkinson, CPA
Chief Financial Officer

Douglas G. Sampson
Vice President of Production and Research and Development

Robert J. (Bob) Cardon
Vice President of Administration,
Secretary and Treasurer

Howard L. Edwards
Director
Retired Corporate Secretary, ARCO Company

Val J. Christensen
Director
President, Energy*Solutions*, Inc.

Joseph H. Barton
Director
Retired Sr. Vice President, GranCare Inc.

Independent Registered Public Accounting Firm, Legal Counsel and Transfer Agent

Independent Registered Public Accounting Firm
Tanner LC
Salt Lake City, Utah

Corporate Legal Counsel
Durham Jones & Pinegar
Salt Lake City, Utah

Intellectual Property Legal Counsel
Kirton & McConkie
Salt Lake City, Utah

Transfer Agent
Interwest Transfer Company
P.O. Box 17136
Salt Lake City, Utah 84117

Dynatronics Corporation Headquarters

7030 Park Centre Drive
Salt Lake City, Utah 84121
1.800.874.6251
http://www.dynatronics.com

This annual report contains forward-looking statements related to anticipated financial performance, product development and similar matters, securities laws provide a safe harbor for such statements. The company notes that risks inherent in its business and a variety of factors could cause or contribute to a difference between actual results and anticipated results.



Dynatronics Corporation Headquarters
7030 Park Centre Dr., Salt Lake City, Utah 84121
1.800.874.6271 - www.dynatronics.com

